Cimarex Energy Co.

1700 Lincoln Street, Suite 1800

Denver, Colorado 80203-4518

Phone 303-295-3995

Fax 303-295-3494

Sent Via Edgarization	August 1, 2011

Karl Hiller

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

cc.  Lily Dang

Re:	Cimarex Energy Co.
Form 10-K for Fiscal Year Ended December 31, 2010, Filed
February 25, 2011
Form 10-Q for Quarter Ended
March 31, 2011, Filed May 6, 2011
File No. 1-31446

Dear Mr. Hiller:

Pursuant to our telephone conversation with Ms. Dang on July 28, 2011 regarding this matter, please find below our supplemental response to our letter dated July 13, 2011 pertaining to your letter of inquiry dated July 1, 2011.

Cimarex Energy acknowledges that:

•                  Cimarex Energy is responsible for the adequacy and accuracy of  disclosure in its filings;

•                  SEC Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Cimarex filings; and

•                  Cimarex Energy may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMMENT/RESPONSE

Form 10-K for the Year Ended December 31, 2010

Financial Statements

Comment:

Note 17 — Unaudited Supplemental Oil and Gas Disclosures, page 85

1.               We note you disclose on page 87 that the effect of adopting the SEC and FASB revised oil and gas reporting rules was minimal, apart from the change to using the 12-month average pricing.  Please disclose the effect of adopting this pricing change on your reserve quantity estimates and standardized measures.

Response:

As indicated in our letter of July 13, 2011, we intend to amend our 2010 Form 10K by expanding the first paragraph on page 87 to include the related disclosure included in our 2009 Form 10-K/A.  This language is as follows:  “Had year-end 2009 oil and gas prices been used, our December 31, 2009 total equivalent proved reserve volumes would have been approximately five to six percent greater than those calculated using average 2009 oil and gas prices.  We also estimate that the Standardized Measure at year-end 2009 would have been approximately 60 percent greater if prices in effect at year-end 2009 had been used instead of average 2009 prices.”

To assist with your inquiry regarding the disproportionate impact of year-end versus 12-month average pricing on our 2009 proved reserve estimates and Standardized Measure calculation, the following supplemental information is provided.

As stated in footnote 17 (Unaudited Supplemental Oil and Gas Disclosures) of our 2009 Form 10-K/A, 12-month average reference prices for gas and oil were $3.87 per MMBtu and $61.18 per barrel, respectively.  Under the old method of reserve estimation and standardized measure calculation, year-end 2009 prices that would have been in effect were $5.79 per MMBtu of gas and $79.36 per barrel of oil.  By comparison, year-end gas prices were 50 percent higher than the annual average and year-end oil prices were 30 percent higher than the annual average.

In performing the price sensitivity analysis for the effect of adopting the 12-month average price required by the SEC’s new rules, there was no change to our cost or other assumptions between the higher year-end price scenario and those used in the estimation of our reported proved reserves and standardized measure using the 12-month average price.

In comparing the estimated impact on proved reserve volumes using the higher year-end prices, the point at which revenues equal expenses for a given property (i.e. the end of the economic life of the property) occurs at a later point in time because revenues increased but annual fixed operating costs did not.  This allows the property to produce more volume prior to reaching the end of its economic life, thereby adding incremental volumes to the remaining reserves.   In our summary analysis, we observed that this increase was between five and six percent.

In contrast, the impact on the standardized measure using a higher price causes a disproportionately larger increase in total projected future revenues relative to the increase in proved reserve volumes because the higher year-end reference prices are applied to the entire total proved reserve volume not just the incremental volumes associated with the extension of economic life.  Performing our price sensitivity analysis of applying 50 percent higher gas prices and 30 percent higher oil prices to the expanded base of total future production, while holding operating and development cost assumptions constant, results in our observation that Standardized Measure would increase by approximately 60 percent.

No attempt was made to quantify this effect for year-end 2010 and, therefore, such disclosure cannot be provided.

Comment:

4.               We note you disclose on page 90 explaining that under the full cost ceiling test, capitalized costs of oil and gas properties may not exceed the present value of estimated future net revenues from proved reserves, discounted at ten percent, plus “…the lower of cost or fair market value of unproved properties….”  Please modify your disclosure to clarify handling of the costs of unproved properties in this calculation, differentiating based on the characteristics described in points (B) and (C) of Rule 4-10 (c)(4) of Regulation S-X.  Similar revisions to your full cost accounting policy disclosures on pages 51 and 62 appear to be necessary.

Response:

As stated in our letter of July 13, 2011, we do not have unproven properties that are being amortized. Differentiating characteristics are not applicable in our treatment of unproved properties in this calculation.

We intend to amend our 2010 10-K by replacing the paragraphs on pages 51, 62 and 90 with the following adjusted wording:  “Companies that follow the full cost accounting method are required to make quarterly “ceiling test” calculations.  This test ensures that total capitalized costs for oil and gas properties (net of accumulated DD&A and deferred income taxes) do not exceed the sum of the present value discounted at ten percent of estimated future net cash flows from proved reserves, the cost of properties not being amortized, the lower of cost or estimated fair value of unproven properties included in the costs being amortized, and all related tax effects.  We currently do not have any unproven properties that are being amortized.”

Form 10-Q for the Quarter Ended March 31, 2011 (General)

Comment:

6.               Please revise the accounting and disclosure in your interim report as necessary to address all applicable comments written on your annual report.

Response:

We do not consider the noted comments to be sufficiently significant to materially impact the disclosures in our Form 10-Q for the quarter ended March 31, 2011. Since we will soon be filing our Form 10-Q for the quarter ended June 30, 2011, we intend to incorporate the disclosures in our second quarter 2011 interim report and future interim filings, to address the applicable comments written on our annual report.

We appreciate your input and have considered your comments in great detail.  Should you have any questions regarding these responses, please do not hesitate to contact me at (303) 295-3995.  Thank you for your consideration.

Sincerely,

/s/ Paul Korus

Senior Vice President & Chief Financial Officer